

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Ken Lyons
Chief Executive Officer
Midori Group Inc.
5 Hazelton Avenue, Suite 400
Toronto, ON M5R 2E1

   Re: Midori Group Inc.
   Offering Statement on Form 1-A
   Filed October 25, 2024
   File No. 024-12526

Dear Ken Lyons:

   Our initial review of your offering statement indicates that it fails to materially comply with the requirements of Regulation A and Form 1-A. More specifically, the offering statement does not include the interim financial statements required by paragraphs (b) and (c) of Part F/S of Form 1-A.

   We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses this deficiency.

   Please contact Katherine Bagley at 202-551-2545 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Arden Anderson, Esq.